UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             LOGAN'S ROADHOUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   541198 10 7
                   -------------------------------------------
                                 (CUSIP Number)

                                   JOHN M. DAY
                      c/o Maynard Capital Partners, L.L.C.
                              5151 Glenwood Avenue
                          Raleigh, North Carolina 27612
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 18, 1997
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 2 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 A Few Valuable Businesses Partnership
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 WC

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 North Carolina

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          181,010

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              0
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               181,010
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                181,010

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.5%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 PN

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 3 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 Team Partnership
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 WC

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 North Carolina

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          21,765

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              0
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               21,765
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 21,765

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.3%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 PN

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 4 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 Capital Partner Investments Partnership
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)
                                                                                                            (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 WC

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 North Carolina

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          286,000

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              0
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               286,000
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                286,000

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.0%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 PN

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 5 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 John M. Day
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 PF

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                            59,265

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              467,010
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON                 59,265
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          467,010

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 526,275

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.4%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 IN

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 6 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 Maynard Capital Partners, L.L.C.
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 NA

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 North Carolina

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          286,000

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              0
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               286,000
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                286,000

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.0%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 OO

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 7 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 Investors Management Corporation
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 NA

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 North Carolina

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          0

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              467,010
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               0
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          467,010

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 467,010

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.5%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 CO

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 8 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 Gene T. Aman
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 PF

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          10,000

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              0
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               10,000
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,000

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Less than one percent

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 IN

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 9 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 James Maynard
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 NA

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          2,000

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              467,010
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               2,000
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          467,010

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 469,010

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.5%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 IN

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 10 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 Maynard Trust
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 AF

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          2,000

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              0
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               2,000
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,000

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Less than one percent

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 OO

------ --------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 11 of 21 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OF ABOVE PERSON

                 Ronald M. Barbee
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)
                                                                                                             (b) x

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                 NA

------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
                          0

                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              286,000
      EACH
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON               0
      WITH
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          286,000

------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 286,000

------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.0%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 IN

------ --------------------------------------------------------------------------------------------------------------

---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 12 of 21 Pages
---------------------------------              ---------------------------------

                                  INTRODUCTION

         This Statement on Schedule 13D (the "Statement") constitutes the initial filing as a group of certain related parties (the "Reporting Persons") consisting of: A Few Valuable Businesses Partnership, a North Carolina general partnership ("AFVBP"); Team Partnership, a North Carolina general partnership ("Team Partnership"); Capital Partner Investments Partnership, a North Carolina general partnership ("Capital Partner"); John M. Day, a managing partner of Team Partnership and a co-managing partner of AFVBP ("Mr. Day"); Maynard Capital Partners, L.L.C., a North Carolina limited liability company and the managing partner of Capital Partners ("MCP"); Investors Management Corporation, a North Carolina corporation, the other co-manager of AFVBP and controlling shareholder of MCP ("IMC"); Gene T. Aman ("Mr. Aman"); James Maynard, the majority shareholder of IMC ("Mr. Maynard"); the Maynard Trust, a family trust for which Mr. Maynard's wife is the trustee; and Ronald M. Barbee, a managing partner of MCP ("Mr. Barbee").

ITEM 1.  SECURITY AND ISSUER

                  The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Logan's Roadhouse, Inc., an Illinois corporation (the "Issuer"), the principal executive offices of which are located at 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c),(f) Reporting Persons: The name, business address, present principal employment and citizenship of each Reporting Person is listed below.

              1.  Name:                            A Few Valuable Businesses Partnership
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Principal Business:              invest in securities of privately and publicly-held
                                                       companies

              2.  Name:                            Team Partnership
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Principal Business:              invest in securities of privately and publicly-held
                                                       companies

              3.  Name:                            Capital Partner Investments Partnership
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Principal Business:              invest in securities of privately and publicly-held
                                                       companies

---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 13 of 21 Pages
---------------------------------              ---------------------------------

              4.  Name:                            John M. Day
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Present Principal Employment:    Managing Partner of Team Partnership and co-Managing
                                                       Partner of each of AFVBP and MCP; Vice President
                                                       of IMC
                  Citizenship:                     United States

              5.  Name:                            Maynard Capital Partners, L.L.C.
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Principal Business:              invest in securities of privately and publicly-held
                                                       companies

              6.  Name:                            Investors Management Corporation
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Principal Business:              invest in securities of privately and publicly held
                                                       companies; holding company for Golden Corral
                                                       Corporation

              7.  Name:                            Gene T. Aman
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Present Principal Employment:    General Partner of Team Partnership and AFVBP and an
                                                       officer of IMC.
                  Citizenship:                     United States

              8.  Name:                            James Maynard
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Present Principal Employment:    General Partner of Team Partnership and various other
                                                       investment related partnership and ventures;
                                                       Chairman of IMC
                  Citizenship:                     United States

              9.  Name:                            Maynard Trust
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612

              10. Name:                            Ronald M. Barbee
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Present Principal Employment:    General Partner of Team Partnership and a Managing
                                                       Partner of MCP; Vice President of IMC
                  Citizenship:                     United States


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 14 of 21 Pages
---------------------------------              ---------------------------------

     Enumerated Persons:

                  Name:                            Richard A. Urquhart, III
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Present Principal Employment:    General Partner of Team Partnership and Vice
                                                       President of IMC
                  Citizenship:                     United States

                  Name:                            Mark Burling
                  Business Address:                5151 Glenwood Avenue, Raleigh, NC 27612
                  Present Principal Employment:    General Partner of Team Partnership and employee of
                                                       IMC
                  Citizenship:                     United States

                  Name:                            Variety Wholesalers, Inc.
                  Business Address:                3401 Gresham Lake Road, Raleigh, NC 27615
                  Principal Business:              A North Carolina corporation engaged in the business
                                                       of operating retail outlet stores; Also serves
                                                       as a General Partner of Capital Partners.

                  Name:                            John W. Pope
                  Business Address:                3401 Gresham Lake Road, Raleigh, NC 27615
                  Present Principal Employment:    Executive Officer of Variety Wholesalers, Inc.;
                                                       Serves as a General Partner of Capital Partners.

         The executive officers and directors of Investors Management Corporation are as follows:

                          Name                                         Position
                          ----                                         --------
                          James H. Maynard                    Chairman, President, Chief Executive Officer,
                                                              Treasurer and Director
                          Gene T. Aman                        Vice President
                          Ronald M. Barbee                    Vice President
                          John M. Day                         Vice President
                          Sampson A. Starling                 Vice President
                          Richard A. Urquhart III             Vice President-Finance, and Secretary
                          Doris F. Baldwin                    Assistant Secretary
                          Robert B. Heyward                   Assistant Secretary
                          Mark E. Burling                     Assistant Secretary


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 15 of 21 Pages
---------------------------------              ---------------------------------

                          Wayman O. Leftwich, Jr.             Director
                          William F. Carl                     Director
                          Paul A. DelaCourt                   Director
                          Ira J. Hechler                      Director
                          Terry Sanford                       Director
                          Louis W. Sewell                     Director

            (b) The address of each of the enumerated executive officers is the principal offices of Investors Management Corporation.

            (c) The principal employment and name and principal business of the employer of each of the enumerated Investors Management Corporation executive officers and directors is as follows:
                  Messrs. Maynard, Aman, Barbee, Day, Starling, Urquhart, Baldwin, Heyward and Burling are employed at Investors Management Corporation in the capacities described above. Messrs. Leftwich and Carl are retired IMC executives. Mr. DelaCourt is a self-employed consultant at 7108 Grand View Court, Raleigh, North Carolina 27615. Mr. Hechler is a private investor employed by Ira J. Hechler Associates at 45 Rockefeller Plaza, Suite 1701, New York, New York 10111. Mr. Sanford is an attorney for the firm of Sanford and Holhouser at 2500 Auburn Street, Durham, North Carolina 27706. Mr. Sewell is a private investor with a mailing address at P.O. Box 536, Jacksonville, North Carolina 28540.

      (d) and (e) During the last five (5) years, none of the Reporting
                  Persons or the enumerated persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Each of the enumerated persons is a United States citizen.

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO THE INDICATED REPORTING PERSONS AND ALL ENUMERATED PERSONS SET FORTH ABOVE.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Beneficial ownership of the reported securities was acquired by each of the partnership Reporting Persons through the utilization of working capital derived from contributions of capital by its partners. Beneficial ownership of the reported securities

---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 16 of 21 Pages
---------------------------------              ---------------------------------

         was acquired by the individual Reporting Persons and the Maynard Trust from personal funds. None of the enumerated persons set forth above beneficially owns any of the reported securities, except as such ownership may be attributed to such persons on the basis of the relationships described herein.


ITEM 4.  PURPOSE OF TRANSACTION

                  The Reporting Persons acquired all of the 513,275 shares of the Issuer's Common Stock for investment purposes. Neither the Reporting Persons nor the enumerated persons identified above have any plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Issuer;

            (f) any other material change in the Issuer's business or corporate structure;

            (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   any action similar to those described above.

---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 17 of 21 Pages
---------------------------------              ---------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  The Reporting Persons may be deemed to be members of a "group" as a result of their relationships and affiliations with one another. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer owned by each of the others, and also disclaims status as a "group" upon any basis, or for any purpose, other than their relationships and affiliations with one another as described herein.

    (a)and(b) Set forth in the table below are the number and percentage of shares of the Issuer's Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person at the date of this Statement.

                                                 No. of Shares     No. of Shares
                                                  Beneficially      Beneficially        Aggregate        Percentage
                                                   Owned with        Owned with           No. of         of Shares
                                                  Sole Voting      Shared Voting          Shares         Beneficially
                    Name                              and         and Dispositive      Beneficially        Owned*
                                                  Dispositive          Power              Owned
                                                     Power
--------------------------------------------     -------------    -----------------    -------------     -----------
A Few Valuable Business Partnership (AFVBP)        181,010                0               181,010            2.5%
Team Partnership                                    21,765                0                21,765            0.3%
Capital Partner Investments Partnership            286,000                0               286,000            4.0%
John M. Day                                         59,265 (1)      467,010 (2)           526,275            7.4%
Maynard Capital Partners, L.L.C. (MCP)             286,000 (3)            0               286,000            4.0%
Investors Management Corporation (IMC)                   0          467,010 (4)           467,010            6.5%
Ronald M. Barbee                                         0          286,000 (5)           286,000            4.0%
Gene T. Aman                                        10,000                0                10,000            **
James Maynard                                        2,000 (6)      467,010 (7)           469,010            6.5%
Maynard Trust                                        2,000                0                 2,000            **
                                                   -------
         Group Totals                              538,275                                                   7.5%

--------------------------------------------
     * The percentage figures assume that the Issuer has outstanding 7,140,418 shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 5, 1997.

    **   Less than one-tenth of one percent.

   (1) Includes the 21,765 shares held of record by Team Partnership, of which Mr. Day is the managing General Partner.

   (2) Includes the 181,010 shares held of record by AFVBP, of which Mr. Day is a co-managing General Partner, and 286,000 shares held of record by Capital Partner Investments Partnership, of which Mr. Day is a co-managing General Partner of the managing General Partner, MCP.

   (3) Reflects the shares held of record by Capital Partner Investments Partnership, of which MCP is the managing General Partner.

   (4) Includes the 181,010 shares held of record by AFVBP, of which IMC is a co-managing General Partner, and the 286,000 shares held of record by Capital Partner Investments Partnership, of which IMC is a co-managing General Partner of the managing General Partner, MCP.

   (5) Includes the 286,000 shares held of record by Capital Partner Investments Partnership, of which Mr. Barbee is a co-managing General Partner of the managing General Partner, MCP.

   (6) Reflects the 2,000 shares held of record by the Maynard Trust, with respect to which Mr. Maynard's wife is the trustee.

---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 18 of 21 Pages
---------------------------------              ---------------------------------

   (7) Includes the 181,010 shares held of record by AFVBP, of which Mr. Maynard is the majority shareholder of the co-managing General Partner, IMC, and the 286,000 shares held of record by Capital Partner Investments Partnership, of which IMC is a co-managing General Partner of the managing General Partner, MCP.

         The remaining enumerated persons listed in Item 2 do not hold any beneficial ownership of the Issuer, other than through the relationships and affiliations described herein.

            (c) The following is a description of the transactions in the Issuer's Common Stock effected during the past 60 days by the Reporting Persons:

                     (i)   A Few Valuable Businesses Partnership

                                                       Shares                         Avg. Cost
             Broker                                   Acquired        Trade Date      Per Share        Total Cost
             -----------------------------------    -------------    ------------    -------------   ----------------
             J.C. Bradford                              10,000         10/28/97        $16.00              $160,000
             Wheat First Securities                     35,100         12/18/97         14.10               494,775
             Wheat First Securities                      9,500         01/06/98         15.97               151,703

                    (ii)   Capital Partner Investments Partnership

                                                       Shares                         Avg. Cost
             Broker                                   Acquired        Trade Date      Per Share        Total Cost
             -----------------------------------    -------------    ------------    -------------   ----------------
             J.C. Bradford                               5,000         10/21/97        $19.75            $   98,750
             J.C. Bradford                             160,000         10/22/97         17.64             2,821,712
             J.C. Bradford                              15,000         10/28/97         16.00               240,000
             Wheat First Securities                     91,000         12/18/97         14.10             1,282,749
             Wheat First Securities                     15,000         01/06/98         15.97               239,531

                   (iii)   Team Partnership

                                                       Shares                         Avg. Cost
             Broker                                   Acquired        Trade Date      Per Share        Total Cost
             -----------------------------------    -------------    ------------    -------------   ----------------
             J.C. Bradford                              15,000         10/22/97         17.64            $  264,535
             Wheat First Securities                      3,900         12/15/97         14.10                54,974
             Transfer to Mark E. Burling                (1,075)        12/30/97
             Wheat First Securities                        500         01/06/98         15.97                 7,984

                    (iv)   John M. Day

                                                       Shares                         Avg. Cost
             Broker                                   Acquired        Trade Date      Per Share        Total Cost
             -----------------------------------    -------------    ------------    -------------   ----------------
             Wheat First Securities                     10,000         10/31/97        $17.88              $178,756
             Wheat First Securities                      8,000         10/31/97         17.88               143,000
             Wheat First Securities                      7,000         12/29/97         15.38               107,631
             Wheat First Securities                      5,000         12/30/97         14.75                73,756
             Wheat First Securities                      5,000         12/30/97         15.00                75,000
             Wheat First Securities                      2,500         12/31/97         15.25                38,131


---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 19 of 21 Pages
---------------------------------              ---------------------------------

                     (v)   Gene T. Aman

                                                       Shares                         Avg. Cost
             Broker                                   Acquired        Trade Date      Per Share        Total Cost
             -----------------------------------    -------------    ------------    -------------   ----------------
             Legg Mason                                  1,000         12/03/97        $17.63               $17,630
             Legg Mason                                    750         12/17/97         14.40                10,800
             Legg Mason                                  2,000         12/29/97         14.56                29,120

                    (vi)   Maynard Trust

                                                       Shares                         Avg. Cost
             Broker                                   Acquired        Trade Date      Per Share        Total Cost
             -----------------------------------    -------------    ------------    -------------   ----------------
             Smith Barney                                1,000         10/22/97        $17.25               $17,250
             Smith Barney                                1,000         10/22/97        $17.25               $17,250

            (d) None.

            (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  To the best knowledge of each of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Joint Filing Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii)

---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 20 of 21 Pages
---------------------------------              ---------------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 7, 1998

                                A Few Valuable Businesses Partnership



                                By: /s/ John M. Day
                                    ____________________________________(SEAL)
                                Name: John M. Day
                                      _________________________________________
                                Title: Managing Partner
                                       _________________________________________


                                Team Partnership



                                By: /s/ John M. Day
                                    ____________________________________(SEAL)
                                Name: John M. Day
                                      _________________________________________
                                Title: Managing Partner
                                       _________________________________________



                                Capital Partner Investments Partnership



                                By: /s/ John M. Day
                                      ____________________________________(SEAL)
                                Name: John M. Day
                                      _________________________________________
                                Title: Managing Partner
                                      _________________________________________



                                Maynard Capital Partners, L.L.C.



                                By: /s/ John M. Day
                                      ____________________________________(SEAL)
                                Name: John M. Day
                                      _________________________________________
                                Title: Managing Partner
                                      _________________________________________

---------------------------------              ---------------------------------
CUSIP No. 541198 10 7                                  Page 21 of 21 Pages
---------------------------------              ---------------------------------

                                Investors Management Corporation


                                By: /s/ R. A. Urquhart
                                      ____________________________________(SEAL)
                                Name: R. A. Urquhart
                                      _________________________________________
                                Title: Vice President
                                      _________________________________________


                                Maynard Trust



                                By: /s/ Connie M. Maynard
                                      ____________________________________(SEAL)
                                Name: Connie M. Maynard
                                      _________________________________________
                                Title: Trustee
                                      _________________________________________


                                /s/ John M. Day
                                __________________________________________(SEAL)
                                  John M. Day


                                /s/ Gene T. Aman
                                __________________________________________(SEAL)
                                  Gene T. Aman


                                /s/ James H. Maynard
                                __________________________________________(SEAL)
                                  James H. Maynard


                                /s/ Ronald M. Barbee
                                __________________________________________(SEAL)
                                  Ronald M. Barbee